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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 07 2019

Washington DC

SEC FILE NUMBER
8 - 66541

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/17 (MM/DD/YY) AND ENDING 9/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Objective Equity, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

380 Bretano Way
(No. and Street)

Greenbrae	California	94904
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael D. Star, P.A., CPA
(Name – *if individual, state last, first, middle name*)

2422 South Atlantic Avenue	**Daytona Beach Shores**	**Florida**	**32118**
(Address)	(City)	(State)	(Zip Code)

RECEIVED 2019 FEB -8 PM 3:03 SEC / TM

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

RMS

OATH OR AFFIRMATION

I, David Riedel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Objective Equity, LLC, as of September 30, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.*
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* - The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of Marin)

On 1/9/2019 before me, Henry William Dalton, Notary Public,
Date *Here Insert Name and Title of the Officer*

personally appeared David Riedbel
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

HENRY WILLIAM DALTON
Notary Public – California
Marin County
Commission # 2221367
My Comm. Expires Nov 10, 2021

Signature [signature]
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______
Document Date: ______ Number of Pages: ______
Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

OBJECTIVE EQUITY, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
Pursuant to Rule 17a-5(d)
YEAR ENDED SEPTEMBER 30, 2018

OBJECTIVE EQUITY, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED SEPTEMBER 30, 2018

TABLE OF C O N T E N T S

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Managing Members
of OBJECTIVE EQUITY, LLC

Opinion on the Financial Statements

We have audited the financial statements of OBJECTIVE EQUITY, LLC("Company") which comprise the statement of financial condition as of SEPTEMBER 30, 2018, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements". In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of SEPTEMBER 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that that our audit provides a reasonable basis for our opinion.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Continued)

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated in all material respects, in relation to the financial statements as a whole.

Michael D. Star, P.A., CPA

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida

We have served as OBJECTIVE EQUITY, LLC's auditor since 2015.
January 4, 2019

OBJECTIVE EQUITY, LLC
STATEMENTS OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2018

		For Year Ended September 30, 2018
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	7
Accounts receivable		-
Other current assets		23,673
Total current assets		23,680
Other non-current assets, less accumulated amortization		-
TOTAL ASSETS	$	23,680
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Due to parent	$	-
Other Accrued expenses		6,095
Total current liabilities		6,095
MEMBERS' EQUITY		
Undistributed earnings		17,585
Total Members' Equity		17,585
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	23,680

See notes to financial statements and auditors' report.

OBJECTIVE EQUITY, LLC
STATEMENTS OF OPERATIONS
AS OF SEPTEMBER 30, 2018

		2017
REVENUES:		
Consulting and advisory fees	$	181,985
Interest income		-
Total revenue		181,985
EXPENSES:		
Consulting services	$	78,500
General operating expenses		11,720
Research		6,000
Legal and professional		16,000
Total expenses		112,220
NET (LOSS) FROM OPERATIONS	$	69,765

See notes to financial statements and auditors' report.

OBJECTIVE EQUITY, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
AS OF SEPTEMBER 30, 2018

		Total Member's Equity
Balances, Septemer 30, 2017	$	(53,795)
Plus Capital Contributions		1,615
Less Distributions		-
Net income (loss) for 2017		69,765
Balances, September 30, 2018	$	17,585

See notes to financial statements and auditors' report.

OBJECTIVE EQUITY, LLC
STATEMENTS OF CASH FLOWS
AS OF SEPTEMBER 30, 2018

		2017
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$	69,765
Adjustments to reconcile net loss to net cash:		
Depreciation and amortization expense		
Net change in operating assets and liabilities:		
Decrease in accounts receivable		-
Decrease in other current assets		(23,544)
Decrease in Due to parent		-
Increase in accrued expenses		(48,199)
Rounding		1
NET CASH PROVIDED BY OPERATING ACTIVITIES		(1,977)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture, equipment & leasehold improvements		
NET CASH PROVIDED BY INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net change in distributions		-
Net change Capital contributions		1,615
Net change in advances from related party		-
NET CASH PROVIDED BY FINANCING ACTIVITIES		1,615
NET CHANGE IN CASH AND CASH EQUIVALENTS		(362)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		369
CASH AND CASH EQUIVALENTS, END OF YEAR	$	7

See notes to financial statements and auditors' report.

OBJECTIVE EQUITY, LLC

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED SEPTEMBER 30, 2018

Note 1 **Organization and Summary of Significant Accounting Policies**

Organization and Business
OBJECTIVE EQUITY, LLC ("Company") was organized in April 2004 as a New York limited liability company. The Company was approved to operate as a broker-dealer, with a perpetual period of duration, registered with the Securities and Exchange Commission ("SEC"). The Company also became a member of the Financial Industry Regulatory Authority (FINRA). The Company provides research and corporate advisory services. The customers are primarily corporation and financial institutions location throughout the United States.

Rule 15c3-3 Exemption
The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Revenue Recognition
The Company recognizes revenue related to the private placements of securities, research, and corporate advisory services when earned under the respective agreements.

Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Income Taxes
The Company is treated as a partnership for federal income tax reporting purposes. All items of revenue, expense, gain and loss are included on the members' return. Accordingly, the financial statements do not include a provision for income taxes since the Company is not a taxable entity. The Company's members are taxed on the Company's earnings.

At SEPTEMBER 30, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's open tax years (2013 through 2016) remain subject to income tax audits.

Fair Value of Financial Instruments
The carrying amounts reflected in the financial statements for cash, other assets, due to parent and accrued expenses approximate their respective fair values due to the short term maturities of these instruments.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 ***Financial Instruments, Concentration of Risk and Contingencies***

Financial instruments subject to risk concentration are cash and cash equivalents. The Company maintains depository cash and certificates of deposit with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. Total cash and cash equivalents for the Company exceeding the FDIC insured limit is $0 as of SEPTEMBER 30, 2018.

Note 3 Commitments, Contingencies, and Related Party Transactions

The Company currently has no contingencies.

Note 4 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1)("Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 12 to 1).

At SEPTEMBER 30, 2018, the Company has net capital and net capital requirements of ($6,088) and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was negative. The capital requirements do not meet the above rule and are out of compliance as of September 30, 2018.

Note 5 Regulatory Requirements

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

Note 6 Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

OBJECTIVE EQUITY, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND RECONCILATION OF NET CAPITAL PURSUANT TO SEC RULE 17A-5(d)(4)
SEPTEMBER 30, 2018

COMPUTATION OF NET CAPITAL		
Total member's equity from Statement of Financial Condition	$	17,585
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		17,585
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Subordinated liabilities at September 30, 2018		-
Total capital and allowable subordinated liabilities		17,585
Deductions and/or charges:		
Non-allowable assets:		
Furniture and equipment		-
Other current assets		23,673
Other assets		-
Other deductions and/or changes		-
Other additions and/or credits		-
Net capital before haircuts on securities positions (tentative net capital)		(6,088)
Haircuts on securities:		
Other		-
Net capital	$	(6,088)
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	406
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	(11,088)
Net capital minus the greater of 10% of AI or 120% of Required Min Cap	$	(12,088)
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II of form X-17A-5 as of September 30, 2018)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	(6,088)
Net audit adjustments		-
Net capital per above	$	(6,088)

See notes to financial statements and auditors' report.

OBJECTIVE EQUITY, LLC
SCHEDULE II
COMPUTATION OFAGGREGATE INDEBTEDNESS UNDER RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2018

AGGREGATE INDEBTEDNESS		
Total aggregatged indebtedness liabilities from Statement of Financial Condition	$	6,095
Add:		
Drafts for immediate credit		-
Other unrecorded amounts		-
Total capital and allowable subordinated liabilities	$	6,095
Ratio: Aggregate indebtedness to net capital		-100.11%

NOTE: There are no material differences between the above compution of net capital and the corresponding computation as submitted by the Compay with the unaudited Form X-17A-5 Part II Filing as of September 30, 2018.

See notes to financial statements and auditors' report.

OBJECTIVE EQUITY, LLC
SCHEDULE III
INFORMATIN RELATING TO EXEMPTIVE PROVISION REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF SEPTEMBER 30, 2018

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k)(2)(i) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k)(2)(i) of the Rule.

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members of
Objective Equity, LLC

We have reviewed management's statements, included in the accompanying Form Custody exemption report, in which (1) Objective Equity, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquires and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on the management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the securities Exchange Act of 1934.

Michael D. Star P.A., CPA

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida

January 4, 2019